UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

RemoteMDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Peter Ogrisek

VATAS Holding GmbH

Friedrichstrasse 95

10117 Berlin

Germany

+49 (30) 2061-8725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VATAS Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
13.3% (based on 126,242,007 shares of common stock issued and outstanding as of August 31, 2007, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 on September 19, 2007)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.0001 par value per share, of RemoteMDx, Inc., a Utah corporation (the “Issuer”), whose principal executive offices are located at 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2.	Identity and Background

(a)           This Statement is filed on behalf of VATAS Holding GmbH, a limited liability company organized under the laws of Germany (“Vatas”).

(b)           The executive officers and directors of Vatas are Peter Ogrisek, Managing Director, and Lars Windhorst, Managing Director.  The business address and principal office address of Vatas and its executive officers and directors is Friedrichstrasse 95, 10117 Berlin, Germany.

(c)           Vatas is a holding company whose principal business is investment.  The principal employment of each of Mr. Ogrisek and Mr. Windhorst is as a Managing Director of Vatas.

(d) and (e)              During the past five years, Vatas has not, and to its best knowledge, none of its executive officers and directors has, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Vatas is deemed to beneficially own an aggregate of 17,678,926 shares of the Issuer’s Common Stock (the “Shares”), which amount includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of a warrant.  Vatas acquired the Shares using working capital funds for an aggregate purchase price of approximately $28,000,000 (assuming exercise of the warrant).  Of the Shares beneficially owned by Vatas, 750,000 shares of Common Stock were issued to Vatas as liquidated damages as described further in Item 6.

Item 4.	Purpose of Transaction

Vatas previously filed a Schedule 13G with respect to the Shares on November 13, 2006, as amended on July 5, 2007 and July 10, 2007.  Vatas originally acquired the Shares for investment purposes in the ordinary course of business.

On December 20, 2007, representatives of Vatas met with senior management of the Issuer to discuss the Issuer’s business and strategies as well as to explore potential transactions with the Issuer.  Vatas maintains the right to engage in further discussions with management, the Issuer’s Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, including, but not limited to, proposing or seeking to take control of or enter into a strategic transaction with the Issuer or participating with others proposing or seeking to take control of or enter into a strategic transaction with the Issuer. Vatas intends to regularly review its investment in the Issuer. Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to it and general market, industry and economic conditions), Vatas, may, and reserves the right to, change its intentions, acquire additional securities of the Issuer, or sell some or all of the Shares, on the open market, in privately negotiated transactions or otherwise. Vatas may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)    The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

(c)           Vatas has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any of the Issuer’s Common Stock beneficially owned by Vatas.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 9, 2006, Vatas entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which it purchased 3,000,000 shares of Common Stock and a warrant to purchase an additional 7,000,000 shares of Common Stock (the “Warrant”).  The Warrant is exercisable at a price of $2.00 per share of Common Stock and expires November 8, 2009.  Pursuant to the Purchase Agreement, the Issuer granted Vatas certain registration rights with respect to the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Warrant.  If the Issuer did not register the resale of the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Warrant within certain time periods, the Purchase Agreement provided for the payment of liquidated damages in the form of additional shares of Common Stock.  The Issuer did not register the shares within the deadlines prescribed in the Purchase Agreement, and therefore, the Issuer issued an additional 750,000 shares of Common Stock to Vatas as payment of liquidated damages.  The description of the Purchase Agreement and the Warrant does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement and the Warrant filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

On July 25, 2007, Vatas purchased 6,000,000 shares of Common Stock of the Issuer from David Derrick and James Dalton, two officers of the Company, and ADP Management, Inc., an entity owned and controlled by Messrs. Derrick and Dalton.  In connection with the purchase, the Issuer agreed to register the resale of the shares.

Neither Vatas, nor to the best of its knowledge, any of its executive officers and directors, are parties to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the Common Stock or any other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.  Securities Purchase Agreement, dated as of November 9, 2006, by and between the Issuer and Vatas (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 14, 2006).

Exhibit 2.  Common Stock Purchase Warrant, dated as of November 9, 2006, between the Issuer and Vatas (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-QSB for the three months ended December 31, 2006, filed by the Issuer on February 14, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2007

VATAS Holding GmbH

By:	/s/ Peter Ogrisek
Name: Peter Ogrisek
Title: Managing Director